Exhibit 99.3

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT JUNE 30, 2013

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

CONSOLIDATED BALANCE SHEETS

(Unaudited)		June 30,	December 31,	January 1,
(In millions of U.S. dollars)	Notes	2013	2012[1]	2012[1]
Assets
Current assets
Cash and cash equivalents		$447.3	$797.3	$1,046.7
Gold bullion (market value $160.6; December 31, 2012 - $223.3)	4	96.9	96.9	96.8
Income tax receivable		25.4	25.0	26.3
Receivables and other current assets	5	141.5	185.1	111.6
Inventories	6	289.8	259.5	192.3

		1,000.9	1,363.8	1,473.7

Non-current assets
Deferred income tax assets	7	67.1	55.4	41.4
Investments in associates and joint ventures	8	131.5	164.1	106.1
Mining assets	9	2,932.2	2,618.0	1,819.5
Exploration and evaluation assets		533.3	533.3	356.5
Goodwill		256.7	256.7	256.7
Other assets	10	261.4	304.3	247.7

		4,182.2	3,931.8	2,827.9

		$5,183.1	$5,295.6	$4,301.6

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$186.1	$219.4	$173.4
Income tax payable		67.3	60.2	100.3
Dividends payable		55.0	48.6	47.0
Current portion of provisions	15	4.3	5.9	3.7
Other liabilities		5.8	1.1	6.6

		318.5	335.2	331.0

Non-current liabilities
Deferred income tax liabilities	7	289.8	281.5	245.1
Long-term debt	11(a)	639.5	638.8	—
Provisions	15	214.3	235.0	196.3
Other liabilities		4.0	0.3	0.3

		1,147.6	1,155.6	441.7

		1,466.1	1,490.8	772.7

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	16	2,316.1	2,315.8	2,308.6
Contributed surplus		31.8	26.7	19.9
Retained earnings		1,278.7	1,343.2	1,104.9
Accumulated other comprehensive income		14.2	42.4	41.1

		3,640.8	3,728.1	3,474.5
Non-controlling interests		76.2	76.7	54.4

		3,717.0	3,804.8	3,528.9

Contingencies and commitments	15(b), 24

		$5,183.1	$5,295.6	$4,301.6

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2013	2012[1]	2013	2012[1]
Revenues		$301.1	$364.5	$606.4	$718.6

Cost of sales	19	212.6	201.6	397.0	380.4
General and administrative expenses	20	13.7	13.9	26.4	26.6
Exploration expenses		15.8	22.1	37.9	41.6
Other		(8.8)	4.8	(10.9)	2.4

Operating costs		233.3	242.4	450.4	451.0

Earnings from operations		67.8	122.1	156.0	267.6
Share of net earnings (losses) from investments in associates and joint ventures (net of income tax)	8	(6.0)	5.2	0.8	15.4
Finance costs	21	(6.8)	(1.7)	(15.9)	(4.3)
Foreign exchange gains (losses)		0.2	(0.6)	(1.4)	10.5
Interest income and derivatives and other investment losses	22	(51.6)	(16.7)	(82.6)	(2.1)

Earnings before income tax expense		3.6	108.3	56.9	287.1
Income taxes	7	(28.9)	(47.4)	(64.9)	(97.2)

Net earnings (losses)		$(25.3)	$60.9	$(8.0)	$189.9

Net earnings (losses) attributable to
Equity holders of IAMGOLD Corporation		$(28.4)	$52.9	$(17.5)	$172.1
Non-controlling interests		3.1	8.0	9.5	17.8

		$(25.3)	$60.9	$(8.0)	$189.9

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	17
Basic		376.6	376.1	376.6	376.0
Diluted		376.6	376.6	376.6	376.7
Earnings (losses) per share ($ per share)
Basic		$(0.08)	$0.14	$(0.05)	$0.46
Diluted		$(0.08)	$0.14	$(0.05)	$0.46

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2013	2012	2013	2012
Net earnings (losses)		$(25.3)	$60.9	$(8.0)	$189.9

Other comprehensive income (loss), net of tax
Net unrealized change in fair value of available-for-sale financial assets, net of tax	12(a)(i)	(22.6)	(14.0)	(40.6)	(4.8)
Net realized change in fair value and impairment of available-for-sale financial assets, net of tax	12(a)(i)	7.6	5.7	12.3	4.8

		(15.0)	(8.3)	(28.3)	—
Other		0.1	—	0.1	—

Total other comprehensive loss		(14.9)	(8.3)	(28.2)	—

Comprehensive income (loss)		$(40.2)	$52.6	$(36.2)	$189.9

Comprehensive income (loss) attributable to
Equity holders of IAMGOLD Corporation		$(43.3)	$44.6	$(45.7)	$172.1
Non-controlling interests		3.1	8.0	9.5	17.8

		$(40.2)	$52.6	$(36.2)	$189.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)		Six months ended June 30,
(In millions of U .S. dollars)	Notes	2013	2012
Common shares
Balance, beginning of the period		$2,315.8	$2,308.6
Issued shares on exercise of share-based payments		0.3	2.4

Balance, end of the period		2,316.1	2,311.0

Contributed surplus
Balance, beginning of the period		26.7	19.9
Issued shares on exercise of share-based payments		(0.2)	(0.7)
Share-based payments	18	5.3	4.1

Balance, end of the period		31.8	23.3

Retained earnings
Balance, beginning of the period		1,343.2	1,104.9
Net earnings (losses) attributable to equity holders of IAMGOLD Corporation		(17.5)	172.1
Dividends to equity holders of IAMGOLD Corporation		(47.0)	(47.0)

Balance, end of the period		1,278.7	1,230.0

Accumulated other comprehensive income
Available-for-sale fair value reserve
Balance, beginning of the period		42.4	41.1
Net change in fair value of available-for-sale financial assets, net of tax		(28.3)	—

Balance, end of the period		14.1	41.1
Other		0.1	—

Total accumulated other comprehensive income		14.2	41.1

Equity attributable to IAMGOLD Corporation shareholders		3,640.8	3,605.4

Non-controlling interests
Balance, beginning of the period		76.7	54.4
Net earnings attributable to non-controlling interests		9.5	17.8
Dividends to non-controlling interests		(10.0)	(12.1)

Balance, end of the period		76.2	60.1

		$3,717.0	$3,665.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U .S. dollars)	Notes	2013	2012[1]	2013	2012[1]
Operating activities
Net earnings (losses)		$(25.3)	$60.9	$(8.0)	$189.9
Adjustments for
Finance costs	21	6.8	1.7	15.9	4.3
Depreciation expense		42.0	40.8	81.0	78.8
Changes in estimates of asset retirement obligations at closed sites		(10.2)	3.6	(12.5)	0.5
Income tax		28.9	47.4	64.9	97.2
Impairment of investments		39.3	14.9	66.7	19.5
Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents		3.1	2.5	1.4	(3.3)
Other non-cash items	23(a)	23.0	1.9	24.6	(22.6)
Adjustments for cash items	23(b)	0.7	(2.2)	3.8	(2.0)
Movements in non-cash working capital items and non-current ore stockpiles	23(c)	(30.4)	(3.9)	(46.1)	(35.5)

Cash generated from operating activities, before income tax paid		77.9	167.6	191.7	326.8
Income tax paid		(40.0)	(98.0)	(54.3)	(108.0)

Net cash from operating activities		37.9	69.6	137.4	218.8

Investing activities
Mining assets
Capital expenditures		(184.9)	(161.1)	(379.6)	(279.3)
Capitalized borrowing costs		(5.1)	—	(5.1)	—
Sales proceeds		0.3	0.1	0.7	0.5
Additions to exploration and evaluation assets		—	(0.9)	—	(1.6)
Acquistion of Côté Gold project		—	(480.4)	—	(480.4)
Other investing activities	23(d)	(2.4)	(29.7)	(7.3)	(39.8)

Net cash used in investing activities		(192.1)	(672.0)	(391.3)	(800.6)

Financing activities
Proceeds from issue of share capital		—	0.2	0.1	1.7
Dividends paid		(1.6)	(2.1)	(50.2)	(50.9)
Loans to related parties	25	(21.7)	(25.1)	(23.7)	(25.1)
Interest paid		(18.9)	(0.7)	(19.7)	(1.5)
Other		(1.2)	(0.2)	(1.2)	(4.5)

Net cash used in financing activities		(43.4)	(27.9)	(94.7)	(80.3)

Unrealized impact from changes in foreign currency exchange rates on cash and cash equivalents		(3.1)	(2.5)	(1.4)	3.3

Decrease in cash and cash equivalents		(200.7)	(632.8)	(350.0)	(658.8)
Cash and cash equivalents, beginning of the period		648.0	1,020.7	797.3	1,046.7

Cash and cash equivalents, end of the period		$447.3	$387.9	$447.3	$387.9

[1]	Balances have been reclassified as per note 2(c)(ii).

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation incorporated under the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on August 12, 2013.

Certain 2012 comparative figures have been reclassified to conform to the consolidated financial statement presentation adopted in 2013. Refer to note 2(c)(ii).

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The judgments, estimates, assumptions and risks discussed here reflect updates from note 3(s) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2012.

(i)	Impairment analysis of goodwill and non-financial assets

The Company performs impairment testing on an annual basis, as at December 31, and more frequently if there are indicators of impairment. As at June 30, 2013, the carrying amount of the Company’s net assets exceeded its market capitalization which, together with a significant decline in the gold price during the second quarter 2013, was concluded to be an indication of potential impairment of the carrying amount of the Company’s net assets. Accordingly, the Company assessed the recoverable amounts of each cash-generating unit (“CGU”), including goodwill.

Goodwill acquired through business combinations has been allocated to CGUs at a reportable segment level for impairment testing. Goodwill of $168.4 million has been allocated to the Suriname gold operation and $88.3 million to the Doyon division.

For the impairment test, fair value less costs of disposal (“FVLCD”) was used to determine the recoverable amount since it is higher than value in use. FVLCD was calculated using discounted after-tax cash flows based on cash flow projections in the Company’s most current life of mine (“LOM”) plans.

LOM plans, which are typically developed annually and available for the Company’s December 31 impairment testing, are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of future gold prices, production based on current estimates of recoverable reserves and resources, future operating costs and future foreign exchange rates.

In the second quarter 2013, the Company used the 2012 LOM plans for all CGUs, except for the Suriname gold operation, which used the LOM plan created as part of the Rosebel expansion feasibility study. The cash flows are for periods up to the date that mining is expected to cease, which is between 12 and 21 years for the Company’s owner-operator mines (Suriname gold operation, Essakane, Doyon division and Niobec) and between two and eight years for the Company’s joint ventures (Sadiola and Yatela).

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Real after-tax discount rates include country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects current market assessments of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. The range of discount rates used for the Company’s owner-operator mines has not changed from December 31, 2012 – 5.75% to 9.00%. The discount rate used for the joint venture mines was 6.50% (December 31, 2012 – 6.00%). These rates were calculated with reference to market information from third-party sources.

Short and long-term realized gold prices used in the impairment assessment were determined by reference to external market participant sources. The average short-term gold price assumption used in the first five years of the impairment assessments was $1,425 per ounce (December 31, 2012 – $1,615 per ounce) and the long-term gold price assumption used was $1,400 per ounce (December 31, 2012 – $1,400 per ounce).

Gold companies typically trade at a market capitalization that is based on a multiple of their discounted cash flows referred to as a “NAV multiple”. For consistency in market evaluations, a NAV multiple was applied, where applicable, to represent a CGU’s exploration potential beyond the identified reserves and resources and expectation of continued higher production than modeled.

Expected future cash flows used to determine the FVLCD used in the impairment testing are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, impairments may be identified.

The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material decline in the long-term gold price assumption would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly.

Based on the assessment performed by the Company on its CGUs, including goodwill allocated to those CGUs, the Company concluded that the recoverable amounts of its CGUs exceeded their carrying amounts as at June 30, 2013.

(c)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2012, except for the following new accounting standards and amendment to standards and interpretations, which were effective January 1, 2013, and applied in preparing these consolidated interim financial statements. The Company evaluated the impact to its consolidated interim financial statements as a result of the new standards. These are summarized as follows:

(i)	IFRS 10 – Consolidated Financial Statements

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 superseded IAS 27, Consolidated and Separate Financial Statements, and SIC 12, Consolidation – Special Purpose Entities. IFRS 10 retains the concept that a company should consolidate all entities that it controls, and provides for a new definition of control. Accordingly, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 did not have a material impact on the Company’s consolidated interim financial statements upon its adoption on January 1, 2013.

IAS 27, Separate Financial Statements, now only contains accounting and disclosure requirements for the preparation of separate financial statements, as consolidation guidance is now contained within IFRS 10. There was no material impact on the Company’s consolidated interim financial statements upon adoption of the amended IAS 27 on January 1, 2013.

(ii)	IFRS 11 – Joint Arrangements

As a result of the adoption of IFRS 11, the Company has changed its accounting with respect to its interests in joint arrangements. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances.

Under IFRS 11, joint ventures are accounted for using the equity method and joint operations are accounted for in a manner similar to proportionate consolidation.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

The Company reviewed its joint arrangements under IFRS 11, and concluded that Sadiola and Yatela are considered joint ventures for accounting purposes. Consequently, effective January 1, 2013, IAMGOLD began accounting for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation. Retrospective adjustments were applied as at the beginning of the earliest period presented, January 1, 2012. On transition, the initial investment was measured as the aggregate of the carrying amounts of the assets and liabilities that had previously been consolidated. On transition, the Company assessed the investments for indications of impairment and concluded no impairment existed.

The following tables summarize the adjustments made to the Company’s consolidated balance sheets at January 1, 2012 and December 31, 2012, and its consolidated statements of earnings and cash flows for the three months and six months ended June 30, 2012 as a result of accounting for its investments in Sadiola and Yatela using the equity method instead of proportionate consolidation.

Consolidated Balance Sheet

	January 1, 2012
	As previously reported	Adjustments	As restated
Assets
Cash and cash equivalents	$1,051.6	$(4.9)	$1,046.7
Receivables and other current assets	132.3	(20.7)	111.6
Inventories	239.1	(46.8)	192.3
Investments in associates and joint ventures	16.3	89.8	106.1
Mining assets	1,881.6	(62.1)	1,819.5
Other non-current assets	295.2	(47.5)	247.7

Impact on total assets		$(92.2)

Liabilities
Accounts payable and accrued liabilities	$205.6	$(32.2)	$173.4
Income tax payable	109.2	(8.9)	100.3
Current portion of provisions	6.7	(3.0)	3.7
Deferred income tax liabilities	256.4	(11.3)	245.1
Provisions	233.1	(36.8)	196.3

Impact on total liabilities		$(92.2)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Consolidated Balance Sheet

	December 31, 2012
	As previously reported	Adjustments	As restated
Assets
Cash and cash equivalents	$813.5	$(16.2)	$797.3
Receivables and other current assets	160.6	24.5	185.1
Inventories	305.1	(45.6)	259.5
Investments in associates and joint ventures	56.1	108.0	164.1
Mining assets	2,713.3	(95.3)	2,618.0
Other non-current assets	360.3	(56.0)	304.3

Impact on total assets		$(80.6)

Liabilities
Accounts payable and accrued liabilities	$252.3	$(32.9)	$219.4
Income tax payable	62.2	(2.0)	60.2
Current portion of provisions	8.9	(3.0)	5.9
Deferred income tax liabilities	285.6	(4.1)	281.5
Provisions	273.6	(38.6)	235.0

Impact on total liabilities		$(80.6)

Consolidated Statement of Earnings

	Three months ended June 30, 2012
	As previously reported	Adjustments	As restated
Share of net earnings (losses) from investments in associates and joint ventures (net of income tax)	$5.5	$(0.3)	$5.2
Revenues	410.6	(46.1)	364.5
Cost of sales	(246.5)	44.9	(201.6)
Exploration expenses	(23.1)	1.0	(22.1)
Other operatings costs	(4.9)	0.1	(4.8)
Foreign exchange gains (losses)	0.7	(1.3)	(0.6)
Income taxes	(49.1)	1.7	(47.4)

Impact on net earnings and total comprehensive income		$—

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

	Six months ended June 30, 2012
	As previously reported	Adjustments	As restated
Share of net earnings from investments in associates and joint ventures (net of income tax)	$8.3	$7.1	$15.4
Revenues	814.8	(96.2)	718.6
Cost of sales	(465.2)	84.8	(380.4)
Exploration expenses	(43.3)	1.7	(41.6)
Foreign exchange gains (losses)	11.0	(0.5)	10.5
Income taxes	(100.3)	3.1	(97.2)

Impact on net earnings and total comprehensive income		$—

Consolidated Statement of Cash Flows

	Three months ended June 30, 2012
	As previously reported	Adjustments	As restated
Net cash from operating activities	$53.4	$16.2	$69.6
Net cash generated from (used in) investing activities	(681.9)	9.9	(672.0)
Net cash used in financing activities	(2.8)	(25.1)	(27.9)

Impact on change in cash and cash equivalents		$1.0

	Six months ended June 30, 2012
	As previously reported	Adjustments	As restated
Net cash from operating activities	$224.5	$(5.7)	$218.8
Net cash generated from (used in) investing activities	(824.7)	24.1	(800.6)
Net cash used in financing activities	(55.2)	(25.1)	(80.3)

Impact on change in cash and cash equivalents		$(6.7)

(iii)	IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 replaces the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements and associates, and also contains disclosure requirements for entities that have interests in unconsolidated structured entities. This standard introduces additional disclosure requirements such as information to enable users to evaluate the nature of, and risks associated with an entity’s interests in other entities. There was no material impact on the Company’s consolidated interim financial statements upon adoption of IFRS 12 on January 1, 2013.

(iv)	IFRS 13 – Fair Value Measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There was no material impact on the Company’s consolidated interim financial statements upon adoption of IFRS 13 on January 1, 2013. The Company provides IFRS 13 disclosure requirements in note 13, which helps users of its consolidated interim financial statements assess both of the following:

•

For assets and liabilities that are measured at fair value on a recurring or non-recurring basis in the balance sheet after initial recognition, the valuation techniques and inputs used to develop those measurements.

•	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income for the period.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

(v)	IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining in situations where the following benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Based on its review, there was no material impact on the Company’s consolidated interim financial statements upon the adoption of IFRIC 20 on January 1, 2013.

(d)	Basis of consolidation

Subsidiaries, joint ventures and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	June 30, 2013	December 31, 2012	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting[3]
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting[3]
Galane Gold Ltd.[4]	Mupane mine – Botswana	43%	45%	Associate	Equity accounting
INV Metals Inc.	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

[1]	Division of IAMGOLD Corporation.
[2]	Trelawney Mining and Exploration Inc., which owns a 92.5% interest in the Côté Gold project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.
[3]	Effective with the adoption of IFRS 11 on January 1, 2013, IAMGOLD accounts for its interests in the Sadiola and Yatela mines using the equity method instead of proportionate consolidation.
[4]	Ownership percentage declined as the Company has not subscribed to the additional share capital issued by Galane Gold Ltd. during the six months ended June 30, 2013.

3.	FUTURE ACCOUNTING POLICIES

The following new standards were not yet effective for the six months ended June 30, 2013, and have not been applied in preparing these consolidated interim financial statements. The Company will evaluate the impact of the changes to its consolidated interim financial statements as a result of the new standards. The new standards are summarized as follows:

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. IFRS 9 is planned to be effective on January 1, 2015. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

Amendments to IAS 32 – Financial Instruments: Presentation

The IASB has issued amendments to IAS 32, Financial Instruments: Presentation which will be effective for the annual period beginning on January 1, 2014. These amendments clarify certain aspects of offsetting financial assets and liabilities.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

4.	GOLD BULLION

				June 30, 2013	December 31, 2012
Ounces held		(oz	)	134,737	134,737
Weighted average acquisition cost	($	/oz	)	$720	$720
Acquisition cost	($	millions	)	$96.9	$96.9
End of period spot price for gold	($	/oz	)	$1,192	$1,658
End of period market value	($	millions	)	$160.6	$223.3

5.	RECEIVABLES AND OTHER CURRENT ASSETS

	June 30, 2013	December 31, 2012
Gold receivables	$4.2	$2.4
Settlement receivables from sales of niobium	19.0	16.8
Receivables from governments [1]	32.9	40.4
Receivables from related parties	46.2	57.1
Other receivables	8.8	13.7

Total receivables	111.1	130.4
Marketable securities and warrants held as investments	7.6	19.0
Prepaid expenses	17.0	18.9
Derivatives	4.8	16.8
Other current assets	1.0	—

	$141.5	$185.1

[1]	Receivables from governments relate primarily to value added tax.

As at June 30, 2013, the Company recognized an allowance for doubtful non-trade receivables for $7.1 million ($nil at December 31, 2012).

6.	INVENTORIES

	June 30, 2013	December 31, 2012
Finished goods
Gold production inventories	$68.5	$38.9
Niobium production inventories	13.1	14.5
Ore stockpiles	28.0	42.8
Mine supplies	180.2	163.3

	289.8	259.5
Ore stockpiles included in other non-current assets	88.3	82.6

	$378.1	$342.1

7.	INCOME TAXES

The Company estimates the effective income tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.

The effective income tax rate varies from the combined Canadian federal and provincial statutory income tax rate and mining duty rate. The differences between the effective income tax rate and combined statutory rate are due to fluctuations in exchange rates for foreign currency, the non-recognition of losses and other discrete items.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

8.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates are those entities in which the Company has significant influence, but no control or joint control.

A joint venture is an arrangement whereby the parties (joint venturers) that have joint control of the arrangement have rights to the net assets of the arrangement. This is an arrangement that involves the use of a separate vehicle, where the individual assets and liabilities of the arrangement reside with the vehicle, in both form and substance.

Associates

IAMGOLD owned 43% of the outstanding shares of Galane Gold Ltd. (“Galane”) as at June 30, 2013. The ownership percentage in Galane as of December 31, 2012 was 45.3%. The share purchase agreement does not have any reference to other rights that would give control to IAMGOLD.

IAMGOLD owned 47% of outstanding shares in INV Metals Inc. (“INV Metals”) as at June 30, 2013 and December 31, 2012. The share purchase agreement restricts IAMGOLD from changing the board of directors of INV Metals during the 24-month period commencing June 20, 2012, except to nominate one board member.

Joint ventures

Upon the adoption of IFRS 11, Joint Arrangements, the Company’s interests in the Sadiola (41%) and Yatela (40%) gold mines in Mali were considered joint ventures for accounting purposes. Both entities are structured as a separate vehicle and provide the Company rights to the net assets of the entity. Consequently, effective January 1, 2013, with retrospective adjustments applied at the beginning of the earliest period presented, January 1, 2012, IAMGOLD accounts for its interests in Sadiola and Yatela using the equity method instead of proportionate consolidation.

Equity accounting

Associates and joint ventures are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of net earnings (losses) is included in the consolidated statements of earnings as share of net earnings (losses) from investments in associates and joint ventures (net of income tax).

	Associates		Joint Ventures
	Galane	INV Metals	Sadiola	Yatela	Total
Balance, January 1, 2012	$16.3	$—	$84.2	$5.6	$106.1
Acquisition	—	27.8	—	—	27.8
Dividends	—	—	(16.5)	—	(16.5)
Share of net earnings (losses), net of income tax	12.0	—	38.7	(4.0)	46.7

Balance, December 31, 2012	28.3	27.8	106.4	1.6	164.1
Impairment[1]	(20.3)	(21.5)	—	—	(41.8)
Translation reserve	—	0.1	—	—	0.1
Share of net earnings (losses), net of income tax	(2.8)	(0.9)	14.4	(9.9)	0.8
Share of net losses applied to the loan receivable from Yatela	—	—	—	8.3	8.3

Balance, June 30, 2013	$5.2	$5.5	$120.8	$—	$131.5

[1]	Refer to note 13(b).

The breakdown of the assets and liabilities that have been aggregated into the single line investments in associates and joint ventures as at January 1, 2012 following the adoption of IFRS 11 is as follows:

	Sadiola	Yatela	Total
Cash and cash equivalents	$1.5	$3.4	$4.9
Other current assets	44.4	23.1	67.5
Non-current assets	103.6	6.0	109.6
Current liabilities	(32.7)	(11.4)	(44.1)
Non-current liabilities	(32.6)	(15.5)	(48.1)

Net assets	$84.2	$5.6	89.8
Investments in associates prior to the adoption of IFRS 11			16.3

Balance, January 1, 2012 upon adoption of IFRS 11			$106.1

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

9.	MINING ASSETS

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2012	$95.9	$1,634.6	$1,059.1	$2,789.6
Additions[2]	379.2	105.8	115.6	600.6
Changes in asset retirement obligations	—	29.4	—	29.4
Disposals	—	—	(11.4)	(11.4)
Transfer[1]	329.6	—	—	329.6
Transfers within mining assets	(103.0)	25.1	77.9	—
Other	—	—	9.0	9.0

Balance, December 31, 2012	701.7	1,794.9	1,250.2	3,746.8
Additions[2]	271.2	69.1	72.9	413.2
Changes in asset retirement obligations	—	(7.8)	—	(7.8)
Disposals	—	—	(12.9)	(12.9)
Transfers within mining assets	(92.2)	12.9	79.3	—

Balance, June 30, 2013	$880.7	$1,869.1	$1,389.5	$4,139.3

Accumulated Depreciation
Balance, January 1, 2012	$—	$629.4	$340.7	$970.1
Depreciation expense[3]	—	73.5	92.0	165.5
Disposals	—	—	(7.3)	(7.3)
Other	—	—	0.5	0.5

Balance, December 31, 2012	—	702.9	425.9	1,128.8
Depreciation expense[3]	—	43.5	46.1	89.6
Disposals	—	—	(11.3)	(11.3)

Balance, June 30, 2013	$—	$746.4	$460.7	$1,207.1

Carrying amount, December 31, 2012	$701.7	$1,092.0	$824.3	$2,618.0

Carrying amount, June 30, 2013	$880.7	$1,122.7	$928.8	$2,932.2

[1]

Upon determination of technical feasibility and commercial viability of a project, the related exploration and evaluation assets are transferred to construction in progress. During the year ended December 31, 2012, capitalized costs related to the Westwood project were transferred from exploration and evaluation assets to mining assets.

[2]	Includes capitalized borrowing costs of $9.8 million as at June 30, 2013 (December 31, 2012 – $1.6 million) at a weighted average interest rate of 6.97%.
[3]	Excludes depreciation expense relating to corporate assets.

10.	OTHER NON-CURRENT ASSETS

	June 30, 2013	December 31, 2012
Ore stockpiles	$88.3	$82.6
Marketable securities and warrants held as investments	33.2	76.3
Deposits on non-current assets	44.2	77.3
Receivables from governments[1]	29.2	25.3
Receivables from related parties	20.3	1.3
Royalty interests	17.4	18.8
Capital assets	11.7	10.3
Other	17.1	12.4

	$261.4	$304.3

[1]	Receivables from governments relate primarily to federal exploration credits.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

11.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1 of each year commencing in 2013.

The following are the contractual maturities related to the Notes, including interest payments.

	Payments due by period
Balance, June 30, 2013	Carrying amount[1]	Contractual cash flows	Remainder of 2013	2014 - 2015	2016 - 2017	Thereafter
Notes	$650.0	$984.1	$22.5	$89.0	$89.0	$783.6

[1]	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $10.5 million as at June 30, 2013 (December 31, 2012 – $11.2 million).

(b)	Credit facilities

The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at June 30, 2013 and December 31, 2012. The Company has complied with its credit facility covenants at June 30, 2013.

The Company has a $75.0 million revolving facility for the issuance of letters of credit. The maturity date of this credit facility was April 22, 2013 with a provision to extend the maturity date for a period of one year. The Company has executed its option to extend the term of the facility for one year so the facility now matures on April 22, 2014. As at June 30, 2013, the Company had letters of credit in the amount of $65.8 million to guarantee certain asset retirement obligations compared to $69.5 million at December 31, 2012.

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs (net of amortization) at June 30, 2013 was $3.0 million (December 31, 2012 – $3.7 million).

12.	FINANCIAL INSTRUMENTS

	June 30, 2013		December 31, 2012
Financial assets (liabilities)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$447.3	$447.3	$797.3	$797.3
Total current receivables	111.1	111.1	130.4	130.4
Total non-current receivables	49.5	49.5	26.6	26.6
Marketable securities and warrants held as investments	40.8	40.8	95.3	95.3
Fixed rate investments	5.3	5.3	—	—
Net derivative assets (liabilities)	(4.5)	(4.5)	16.6	16.6
Accounts payable and accrued liabilities	(186.1)	(186.1)	(219.4)	(219.4)
Long-term debt[1]	(650.0)	(539.5)	(650.0)	(651.6)

[1]	The carrying amount and the fair values of the long-term debt exclude unamortized deferred transaction costs of $10.5 million as at June 30, 2013 (December 31, 2012 – $11.2 million).

(a)	Available-for-sale financial assets and derivatives

(i)	Marketable securities and warrants held as investments, and market price risk

Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants held as investments. During the six months ended June 30, 2013, the Company reviewed the value of its marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $24.9 million ($16.1 million for the three months ended June 30, 2013) was required, of which $14.3 million ($9.0 million for the three months ended June 30, 2013) was transferred from other comprehensive income to interest income and derivatives and other investment gains (losses).

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

	Three months ended June 30,		Six months ended June 30,
Movement in available-for-sale fair value reserve	2013	2012	2013	2012
Net unrealized change in fair value of available-for-sale financial assets
Unrealized losses	$(26.2)	$(16.2)	$(46.9)	$(5.7)
Income tax impact	3.6	2.2	6.3	0.9

	(22.6)	(14.0)	(40.6)	(4.8)

Net realized change in fair value and impairment of available-for-sale financial assets
Gains on sale of marketable securities	—	(3.7)	—	(9.3)
Impairment losses	9.0	10.3	14.3	14.9
Income tax impact	(1.4)	(0.9)	(2.0)	(0.8)

	7.6	5.7	12.3	4.8

	$(15.0)	$(8.3)	$(28.3)	$—

The Company has share purchase warrants held as investments. Unrealized losses related to the change in the fair value of these warrants held as investments of $0.1 million for the three months and $0.5 million for the six months ended June 30, 2013 were recorded in the consolidated statements of earnings compared to losses of $3.0 million for the three months ended and $1.6 million for the six months ended June 30, 2012.

(ii)	Currency exchange rate risk

As at June 30, 2013, the Company had outstanding contracts which did not qualify for hedge accounting for:

•

Canadian dollar forward and option contracts for the remainder of 2013 of C$150 million ($146 million) hedging approximately 46% of its planned exposure. Contract rates range from C$1.00/$ to C$1.07/$.

•	Canadian dollar forward and option contracts for 2014 of C$305 million ($288 million) hedging approximately 45% of its planned exposure. Contract rates range from C$1.02/$ to C$1.10/$.

•	Euro forward and option contracts for the remainder of 2013 of €91 million ($114 million) hedging approximately 54% of its planned exposure. Contract rates range from $1.18/€ to $1.35/€.

•	Euro forward and option contracts for 2014 of €96 million ($120 million) hedging approximately 31% of its planned exposure. Contract rates were $1.25/€.

The fair value as at June 30, 2013 was included in other current and non-current assets (liabilities).

	June 30, 2013	December 31, 2012
Canadian dollar (C$)	$(7.1)	$9.2
Euro (€)	2.2	4.8

	$(4.9)	$14.0

(iii)	Oil contracts and fuel market price risk

As at June 30, 2013, the Company had outstanding option contracts for the remainder of 2013 of 291,000 barrels of oil, which did not qualify for hedge accounting, covering approximately 48% of its estimated fuel exposure. Contract prices range from $75 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.

The fair value as at June 30, 2013 was included in the derivatives line of receivables and other current assets.

	June 30, 2013	December 31, 2012
Crude oil option contracts	$1.2	$2.7

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

(iv)	Aluminum contracts and market price risk

As at June 30, 2013, the Company had the following outstanding contracts at the Niobec mine which did not qualify for hedge accounting:

•

Swap contracts for the remainder of 2013 of 1,800 metric tonnes of aluminum, hedging approximately 76% of its planned exposure. Contract rates range from $1,955 per metric tonne to $2,146 per metric tonne.

•	Swap and option contracts for 2014 of 2,400 metric tonnes of aluminum, hedging approximately 49% of its planned exposure. Contract rates range from $1,900 per metric tonne to $2,150 per metric tonne.

The fair value as at June 30, 2013 was included in other current and non-current liabilities.

	June 30, 2013	December 31, 2012
Aluminum contracts	$(0.8)	$(0.1)

(b)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment losses in the consolidated statements of earnings. Derivative gains (losses) relate to contracts associated with the mine sites, development projects and corporate.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Unrealized gains (losses) on
Derivatives - currency contracts	$(7.9)	$0.7	$(18.9)	$7.3
Derivatives - oil contracts	(1.2)	(2.8)	(1.5)	(1.9)
Derivatives - aluminum contracts	(0.4)	(0.7)	(0.7)	—
Other	(0.1)	(3.0)	(0.5)	(1.6)

	(9.6)	(5.8)	(21.6)	3.8

Realized gains (losses) on
Derivatives - currency contracts	2.3	(1.7)	6.3	(1.9)
Derivatives - oil contracts	0.2	(0.1)	0.3	0.4
Derivatives - aluminum contracts	(0.2)	(0.3)	(0.2)	(0.5)

	2.3	(2.1)	6.4	(2.0)

	$(7.3)	$(7.9)	$(15.2)	$1.8

13.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

(a)	Assets and liabilities measured at fair value on a recurring basis

As at June 30, 2013, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, June 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$447.3	$—	$—	$447.3
Marketable securities	29.4	—	11.2	40.6
Warrants held as investments	—	0.2	—	0.2
Fixed rate investments	5.3	—	—	5.3
Derivatives
Currency contracts	—	3.6	—	3.6
Oil contracts	—	1.2	—	1.2

	$482.0	$5.0	$11.2	$498.2

Liabilities
Long-term debt	$(539.5)	$—	$—	$(539.5)
Derivatives
Currency contracts	—	(8.5)	—	(8.5)
Aluminum contracts	—	(0.8)	—	(0.8)

	$(539.5)	$(9.3)	$—	$(548.8)

(b)	Assets and liabilities measured at fair value on a non-recurring basis

Fair value, June 30, 2013	Level 1	Level 2	Level 3	Total
Investments in associates - Galane[1]	$5.2	$—	$—	$5.2
Investments in associates - INV Metals [1]	$5.5	$—	$—	$5.5

[1]

Investments in Galane and INV Metals included in investments in associates and joint ventures accounted for using the equity method were impaired $20.3 million and $2.9 million during the three months ended June 30, 2013, and $20.3 million and $21.5 million during the six months ended June 30, 2013, respectively.

(c)	Valuation techniques

Marketable securities

The fair value of available-for-sale marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are available-for-sale financial assets and are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Available-for-sale financial assets included in Level 3
Balance, January 1, 2013	$21.7
Change in fair value reported in other comprehensive income	(10.5)

Balance, June 30, 2013	$11.2

Warrants held as investments

The fair value of warrants held as investments, classified as financial assets at fair value through profit or loss, is obtained through the use of the Black-Scholes pricing model, which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

Fixed rate investments

The fair value of fixed rate investments is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Investments in associates

After application of the equity method, if the fair value of an investment in associate declines below its carrying amount, the Company performs qualitative and quantitative assessments of whether the decline is either significant or prolonged. For publicly traded companies, the Company measures fair value of its investment in associates based on a market approach reflecting the closing price of the investment in associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy.

14.	CAPITAL MANAGEMENT

	June 30, 2013	December 31, 2012
Cash and cash equivalents	$447.3	$797.3
Gold bullion at market value	160.6	223.3
Credit facilities available for use	750.0	750.0
Long-term debt[1]	650.0	650.0
Common shares	2,316.1	2,315.8

[1]	Long-term debt excludes unamortized deferred transaction costs of $10.5 million as at June 30, 2013 (December 31, 2012 – $11.2 million).

The Company’s approach to capital management is disclosed in note 20 of the Company’s consolidated financial statements for the year ended December 31, 2012. There were no changes to the Company’s approach to capital management during the six months ended June 30, 2013.

The Company’s cash and cash equivalents, and gold bullion position valued at the June 30, 2013 gold market price, was $607.9 million (December 31, 2012 – $1,020.6 million).

The Company is in the process of filing a renewal of its existing short-form base shelf prospectus. This renewal will have a life of 25 months and is intended to facilitate additional financing of up to $1.0 billion.

In January 2013, the Company paid the 2012 semi-annual dividend of $0.125 per share totaling $47.1 million. In June 2013, the Company declared a semi-annual dividend in the amount of $0.125 per share totalling $47.0 million which was paid on July 12, 2013. Dividends payable at the end of June 2013 also included additional dividends of $8.0 million related to subsidiaries’ dividends to non-controlling interests. During the three months ended June 30, 2013, additional dividends paid of $1.6 million (six months ended June 30, 2013 – $3.1 million) were related to subsidiaries’ dividends to non-controlling interests.

15.	PROVISIONS

	June 30, 2013	December 31, 2012
Asset retirement obligations	$196.4	$218.5
Other	22.2	22.4

	$218.6	$240.9

Non-current provisions	$214.3	$235.0
Current portion of provisions	4.3	5.9

	$218.6	$240.9

(a)	Asset retirement obligations

As at June 30, 2013, the Company had letters of credit in the amount of $65.8 million to guarantee asset retirement obligations compared to $69.5 million at December 31, 2012. The Company also had legally restricted cash of $3.4 million as at June 30, 2013 (December 31, 2012 – $3.1 million) revalued for foreign exchange movements included in other non-current assets for the purposes of settling asset retirement obligations.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at June 30, 2013, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments for which no provision has been recorded will have a material impact on the financial position of the Company.

16.	SHARE CAPITAL

(a)	Authorized

•	Unlimited first preference shares, issuable in series

•	Unlimited second preference shares, issuable in series

•	Unlimited common shares

(b)	Issued and outstanding common shares

	Six months ended June 30,
Number of shares (in millions)	2013	2012
Outstanding, beginning of the year	376.5	375.9
Issuance of share capital	0.1	0.2

Outstanding, end of the period	376.6	376.1

17.	EARNINGS (LOSSES) PER SHARE

Basic earnings (losses) per share computation

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Numerator
Net earnings (losses) attributable to equity holders of IAMGOLD	$(28.4)	$52.9	$(17.5)	$172.1

Denominator (in millions)
Weighted average number of common shares (basic)	376.6	376.1	376.6	376.0

Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.14	$(0.05)	$0.46

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Diluted earnings (losses) per share computation

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Denominator (in millions )
Weighted average number of common shares (basic)	376.6	376.1	376.6	376.0
Dilutive effect of share options	—	0.4	—	0.6
Dilutive effect of restricted share units	—	0.1	—	0.1

Weighted average number of common shares (diluted)	376.6	376.6	376.6	376.7

Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.08)	$0.14	$(0.05)	$0.46

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2013	2012	2013	2012
Share options	5.6	3.1	5.6	3.1
Performance share units	0.4	0.2	0.4	0.2
Restricted share units	1.3	0.2	1.3	—

	7.3	3.5	7.3	3.3

18.	SHARE-BASED PAYMENTS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Share option plan	$1.2	$1.3	$2.5	$2.4
Share bonus plan	0.3	0.2	0.7	0.4
Deferred share plan	1.1	0.8	2.1	1.3

	$2.6	$2.3	$5.3	$4.1

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three to five years and expire no later than 7 years from the grant date.

As at June 30, 2013, the total number of shares reserved for the grants of share options was 20,257,401. As at June 30, 2013, the shares that remained in reserve were 6,508,601 of which 5,578,814 were outstanding and 929,787 were unallocated.

	Share options (in millions)	Weighted average exercise price (C$ )[1]
Outstanding, beginning of the year	4.2	$13.92
Granted	2.0	7.70
Exercised	—	—
Forfeited	(0.6)	7.79

Outstanding, end of the period	5.6	$12.33

Exercisable, end of the period	1.8	$14.86

[1]	Exercise prices are denominated in Canadian dollars. The exchange rate at June 30, 2013, between the U.S. dollar and Canadian dollar was C$1.0518/U.S.$.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

The following are the weighted average inputs to the Black-Scholes model used in determining fair value of options granted for the six months ended June 30, 2013. The estimated fair value of the options is expensed over its expected life.

Six months ended June 30, 2013	Share options
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	46%
Weighted average dividend yield	3.35%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$2.34
Weighted average share price at grant date (C$ per share)	$7.67
Weighted average exercise price (C$ per share)	$7.70

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

(i)	Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 740,511 common shares. As at June 30, 2013, the shares that remained in reserve were 431,210 of which 152,504 were outstanding and 278,706 were unallocated.

The Company had outstanding restricted share units of 0.2 million as at June 30, 2013 and December 31, 2012. There were no restricted share units issued to employees and directors under the share bonus plan reserve during the six months ended June 30, 2013.

(ii)	Deferred share plan

The Company has a deferred share plan for employees and directors whereby a maximum of 2,359,489 common shares may be awarded. As at June 30, 2013, the shares that remained in reserve were 2,241,291 of which 1,612,209 were outstanding and 629,082 were unallocated.

(in millions)	Share units
Outstanding, beginning of the year	0.8
Granted	0.9
Forfeited	(0.1)

Outstanding, end of the period	1.6

Restricted share units (“RSU”)

The following are the weighted average inputs to the model used in determining fair value for restricted share units granted in the six months ended June 30, 2013. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30, 2013	Restricted share units
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	44%
Weighted average dividend yield	3.27%
Weighted average expected life of RSUs issued (years)	2.8
Weighted average grant-date fair value (C$ per share)	$7.22
Weighted average share price at grant date (C$ per share)	$7.88
Model used	Black-Scholes

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Performance share units (“PSU”)

The following are the weighted average inputs to the model used in determining fair value for performance share units granted in the six months ended June 30, 2013. The estimated fair value of the awards is expensed over their vesting period.

Performance
Six months ended June 30, 2013	share units
Weighted average risk-free interest rate	1%
Weighted average expected volatility[1]	44%
Weighted average expected life of PSUs issued (years)	2.9
Weighted average grant-date fair value (C$ per share)	$3.47
Weighted average share price at grant date (C$ per share)	$7.57
Model used	Monte Carlo

[1]	Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

19.	COST OF SALES

Cost of sales includes mine production, transport and smelter processing costs, applicable site administrative costs, applicable stripping costs, other related costs, royalty expenses, and depreciation expense.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Operating costs - mines	$158.8	$145.2	$289.9	$269.6
Royalties	12.6	16.2	27.5	33.2
Depreciation expense[1]	41.2	40.2	79.6	77.6

	$212.6	$201.6	$397.0	$380.4

[1]	Depreciation expense excludes depreciation relating to corporate assets, which is included in general and administrative expenses.

20.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries	$7.0	$6.8	$12.6	$11.5
Director fees and expenses	0.4	0.5	0.8	1.2
Professional and consulting fees	2.0	2.2	4.4	4.4
Other administration costs	0.9	1.5	1.9	4.2
Share-based payments	2.6	2.3	5.3	4.1
Depreciation expense	0.8	0.6	1.4	1.2

	$13.7	$13.9	$26.4	$26.6

21.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
\	2013	2012	2013	2012
Interest expense	$5.3	$—	$13.0	$—
Credit facility fees	1.2	1.2	2.3	2.2
Accretion expense	0.3	0.5	0.5	0.8
Other	—	—	0.1	1.3

	$6.8	$1.7	$15.9	$4.3

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

22.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT LOSSES

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Interest income	$1.0	$0.8	$1.9	$1.9
Impairment of investments	(39.3)	(14.9)	(66.7)	(19.5)
Write down of receivables	(7.1)	—	(7.1)	—
Derivative gains (losses)	(7.3)	(7.9)	(15.2)	1.8
Gains (losses) on sale of assets	0.1	(0.1)	(0.2)	2.2
Gains on sale of marketable securities	—	3.7	—	9.3
Other	1.0	1.7	4.7	2.2

	$(51.6)	$(16.7)	$(82.6)	$(2.1)

23.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Share-based payments	$2.6	$2.3	$5.3	$4.1
Gains on sale of marketable securities	—	(3.7)	—	(9.3)
Write down of receivables	7.1	—	7.1	—
Derivative losses (gains)	7.3	7.9	15.2	(1.8)
Losses (gains) on sale of assets	(0.1)	0.1	0.2	(2.2)
Share of net (earnings) losses from investments in associates and joint ventures (net of income tax)	6.0	(5.2)	(0.8)	(15.4)
Other	0.1	0.5	(2.4)	2.0

	$23.0	$1.9	$24.6	$(22.6)

(b)	Adjustments for cash items within operating activities

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Disbursements related to asset retirement obligations	$(1.4)	$(0.4)	$(2.2)	$(0.8)
Settlement of derivatives	2.3	(1.7)	6.4	(0.9)
Other	(0.2)	(0.1)	(0.4)	(0.3)

	$0.7	$(2.2)	$3.8	$(2.0)

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Receivables and other current assets	$(4.5)	$(5.2)	$3.0	$10.9
Inventories and non-current ore stockpiles	6.3	(11.8)	(20.8)	(38.2)
Accounts payable and accrued liabilities	(32.2)	13.1	(28.3)	(8.2)

	$(30.4)	$(3.9)	$(46.1)	$(35.5)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

(d)	Other investing activities

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Acquisition of investments	$(0.7)	$(30.8)	$(5.9)	$(46.3)
Proceeds from sale of investments	0.1	2.8	0.1	10.2
Movement in restricted cash	(0.5)	—	—	(1.2)
Net acquisitions of other assets	(1.3)	(1.7)	(1.5)	(2.5)

	$(2.4)	$(29.7)	$(7.3)	$(39.8)

24.	COMMITMENTS

(a)	Capital commitments

	June 30, 2013	December 31, 2012
Purchase obligations	$86.0	$98.8
Capital expenditures obligations	31.7	100.7
Leases	5.6	8.6

	$123.3	$208.1

(b)	Capital commitments – payments due by period

		Payments due by period
At June 30, 2013	Total	Remainder of 2013	2014 - 2015	2016 - 2017	Thereafter
Purchase obligations	$86.0	$72.7	$8.0	$4.7	$0.6
Capital expenditures obligations	31.7	31.7	—	—	—
Leases	5.6	1.3	3.6	0.7	—

	$123.3	$105.7	$11.6	$5.4	$0.6

25.	RELATED PARTY TRANSACTIONS

The Company had the following significant related party transactions included in receivables and other current assets in the consolidated balance sheets.

•

In 2012, the Company loaned its joint ventures a total of $32.0 million ($20.0 million to Sadiola and $12.0 million to Yatela) for operating expenses. The loans bear interest at LIBOR plus 2% and are to be repaid on the earlier of December 1, 2013 for Sadiola, and September 30, 2013 for Yatela, and, at such time as the borrower has sufficient free cash flow to do so. As at June 30, 2013, the Company reduced the carrying amount of the Yatela loan by $12.0 million of which $8.3 million pertained to its share of net losses in Yatela and $3.7 million was taken as an allowance. The remainder of the loan had a balance of $20.8 million as at June 30, 2013 (December 31, 2012 – $32.3 million), including accrued interest income.

•

During 2012, Sadiola declared dividends of which $16.0 million was the Company’s share and remains in related party receivable as at June 30, 2013. It is revalued at the end of each reporting period for foreign exchange movements and had a balance of $16.2 million as at June 30, 2013 (December 31, 2012 – $16.5 million).

•	The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered which had a balance of $9.2 million as at June 30, 2013 (December 31, 2012 – $5.8 million).

•

On August 31, 2011, as consideration for the sale of its shares in Gallery Gold Pty Ltd., the Company received a promissory note from Galane in the amount of $3.8 million at an annual interest rate of 6% payable quarterly commencing November 30, 2011, and with principal repayments to occur in equal installments on February 28, 2013, August 30, 2013 and February 28, 2014. This agreement was amended on July 18, 2013 to extend the final two principal repayment dates to August 30, 2014 and February 28, 2015. However, the Company recognized an allowance on the remaining outstanding balance of $2.5 million during the second quarter of 2013. As at December 31, 2012, of the $3.8 million outstanding, $1.3 million was included in other non-current assets with the remaining $2.5 million included in receivables and other current assets.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

The Company had the following significant related party transaction included in other non-current assets in the consolidated balance sheets.

•

During the second quarter of 2013, the Company loaned Sadiola $20.3 million for the sulphide project. This loan bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so.

26.	Segmented Information

Three months ended June 30, 2013

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$113.2	$59.2	$13.4	$—	$1.2	$—	$39.4	$30.0
Burkina Faso	89.5	49.4	16.7	—	0.1	—	23.3	88.6
Canada	46.4	29.8	2.3	0.1	—	(9.6)	23.8	46.5

Total gold mines excluding joint ventures	249.1	138.4	32.4	0.1	1.3	(9.6)	86.5	165.1
Niobium	49.8	29.3	6.6	0.4	—	—	13.5	24.9
Exploration and evaluation	—	2.6	0.2	0.3	15.7	1.1	(19.9)	—
Corporate[3]	2.2	1.1	2.0	12.9	(1.2)	(0.3)	(12.3)	—

Total per consolidated financial statements	301.1	171.4	41.2	13.7	15.8	(8.8)	67.8	190.0
Joint ventures (Mali)[4]	41.2	31.8	3.8	—	0.6	—	5.0	13.6

	$342.3	$203.2	$45.0	$13.7	$16.4	$(8.8)	$72.8	$203.6

Three months ended June 30, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$171.1	$75.8	$12.3	$—	$2.5	$—	$80.5	$48.2
Burkina Faso	137.1	50.7	21.4	—	0.6	—	64.4	47.3
Canada	5.5	2.4	0.1	0.1	1.0	3.2	(1.3)	46.3

Total gold mines excluding joint ventures	313.7	128.9	33.8	0.1	4.1	3.2	143.6	141.8
Niobium	48.4	31.1	4.7	0.2	—	—	12.4	19.6
Exploration and evaluation	—	0.4	—	0.2	17.6	—	(18.2)	0.6
Corporate[3]	2.4	1.0	1.7	13.4	0.4	1.6	(15.7)	—

Total per consolidated financial statements	364.5	161.4	40.2	13.9	22.1	4.8	122.1	162.0
Joint ventures (Mali)[4]	46.1	40.5	4.4	—	1.0	0.1	0.1	9.9

	$410.6	$201.9	$44.6	$13.9	$23.1	$4.9	$122.2	$171.9

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets, and capitalized borrowing costs.
[3]	Includes earnings from royalty interests.
[4]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

Six months ended June 30, 2013

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$248.9	$118.8	$26.4	$—	$2.5	$—	$101.2	$78.3
Burkina Faso	207.1	104.1	34.0	—	0.4	—	68.6	164.7
Canada	46.4	30.1	2.7	—	0.1	(11.7)	25.2	98.4

Total gold mines excluding joint ventures	502.4	253.0	63.1	—	3.0	(11.7)	195.0	341.4
Niobium	99.5	59.4	12.5	0.4	—	—	27.2	43.1
Exploration and evaluation	—	2.7	0.5	0.7	34.9	1.1	(39.9)	0.2
Corporate[3]	4.5	2.3	3.5	25.3	—	(0.3)	(26.3)	—

Total per consolidated financial statements	606.4	317.4	79.6	26.4	37.9	(10.9)	156.0	384.7
Joint ventures (Mali)[4]	86.2	63.5	6.8	—	1.4	—	14.5	28.0

	$692.6	$380.9	$86.4	$26.4	$39.3	$(10.9)	$170.5	$412.7

Six months ended June 30, 2012

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$319.6	$132.1	$24.8	$—	$5.1	$—	$157.6	$70.3
Burkina Faso	286.7	101.7	39.6	—	1.3	—	144.1	88.4
Canada	11.7	5.5	0.2	(0.3)	2.2	0.4	3.7	85.6

Total gold mines excluding joint ventures	618.0	239.3	64.6	(0.3)	8.6	0.4	305.4	244.3
Niobium	96.8	60.9	9.4	0.3	—	0.1	26.1	34.6
Exploration and evaluation	—	0.6	—	0.4	32.6	—	(33.6)	1.3
Corporate[3]	3.8	2.0	3.6	26.2	0.4	1.9	(30.3)	0.7

Total per consolidated financial statements	718.6	302.8	77.6	26.6	41.6	2.4	267.6	280.9
Joint ventures (Mali)[4]	96.2	77.9	6.9	—	1.7	—	9.7	24.1

	$814.8	$380.7	$84.5	$26.6	$43.3	$2.4	$277.3	$305.0

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for mining assets, exploration and evaluation assets, and capitalized borrowing costs.
[3]	Includes earnings from royalty interests.
[4]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess its performance and to make resource allocation decisions.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013

	June 30, 2013			December 31, 2012
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$781.8	$914.8	$257.7	$731.3	$876.3	$249.4
Burkina Faso	1,106.7	1,296.4	147.1	976.0	1,187.9	158.5
Canada	840.4	882.4	143.0	768.1	823.8	158.0

Total gold mines	2,728.9	3,093.6	547.8	2,475.4	2,888.0	565.9
Niobium	512.3	576.5	169.7	481.1	538.4	162.6
Exploration and evaluation	545.2	579.9	7.4	549.9	593.9	12.7
Corporate[1]	395.8	933.1	741.2	425.4	1,275.3	749.6

Total per consolidated financial statements	$4,182.2	$5,183.1	$1,466.1	$3,931.8	$5,295.6	$1,490.8

Joint ventures (Mali)[2]	$176.0	$249.6	$137.1	$151.3	$207.6	$99.6

[1]	The carrying amount of the joint ventures is included in the Corporate segment as non-current assets.
[2]

The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – JUNE 30, 2013